Exhibit 99.2
IFRS INR Press Release

Infosys Announces Results for the Quarter Ended September 30, 2011

Q2 revenues grew by 16.6% Year on Year; sequentially grew by 8.2%

Bangalore, India – October 12, 2011

Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended September 30, 2011
  Revenues were 8,099 crore for the quarter ended September 30, 2011; QoQ growth was 8.2%; YoY growth was 16.6%
  Net profit after tax was 1,906 crore for the quarter ended September 30, 2011; QoQ growth was 10.7%; YoY growth was 9.7%
  Earnings per share (EPS) was 33.36 for the quarter ended September 30, 2011; QoQ growth was 10.7%; YoY growth was 9.7%
Others
  45 clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 15,352 employees (net addition of 8,262) for the quarter by Infosys and its subsidiaries
  1,41,822 employees as on September 30, 2011 for Infosys and its subsidiaries
  Declared an interim dividend of 15 per share (previous year interim dividend of 40 per share including 30th Year special dividend of 30 per share). The record date for the payment of dividend is October 21, 2011.
“The global macroeconomic environment is still uncertain. It is and should be a concern for the IT industry.” said S. D. Shibulal, CEO and Managing Director. “In this scenario, clients are looking for new opportunities for growth, accelerated innovation and increased returns on investments. Our strategic initiatives and organization structure will enable us to build long term partnerships with our clients and help them drive their business objectives.”

Business outlook

The company’s outlook (consolidated) for the quarter ending December 31, 2011 and for the fiscal year ending March 31, 2012, under IFRS is as follows:

Outlook under IFRS – consolidated*

Quarter ending December 31, 2011
  Revenues are expected to be in the range of 8,826 crore and 9,012 crore; YoY growth of 24.2% to 26.8%
  Earnings per share (EPS) is expected to be in the range of 38.51 and 39.20; YoY growth of 23.6% to 25.8%
Fiscal year ending March 31, 2012
  Revenues are expected to be in the range of 33,501 crore and 34,088 crore; YoY growth of 21.8% to 24.0%
  Earnings per share (EPS) is expected to be in the range of 143.02 and 145.26; YoY growth of 19.7% to 21.6%
* Conversion 1 US$ = 48.98

Outlook under IFRS - consolidated**

Quarter ending December 31, 2011
  Revenues are expected to be in the range of $1,802 million and $1,840 million; YoY growth of 13.7% to 16.1%
  Earnings per American Depositary Share (EPADS) is expected to be in the range of $0.79 and $0.80; YoY growth of 14.5% to 15.9%
Fiscal year ending March 31, 2012
  Revenues are expected to be in the range of $7.08 billion and $7.20 billion; YoY growth of 17.1% to 19.1%
  Earnings per American Depositary Share (EPADS) is expected to be in the range of $3.02 to $3.06; YoY growth of 15.3% to 16.8%
** Exchange rates considered for major global currencies: AUD / USD – 0.98; GBP / USD – 1.56; Euro / USD – 1.36

Awards and recognition

Forbes and HOLT, a division of Credit Suisse, ranked Infosys among the world’s most innovative companies, based on an ‘innovation premium’, a metric of stock market valuation by investors in anticipation of sustainable innovation.

Infosys was conferred Asia's Most Preferred Brand in the Information Technology category at the Asian Leadership Awards Hosted by the Asian Confederation of Businesses and supported by Stars of the Industry Group. We also received the DHL - CNBC-TV18 International Trade Awards for 2010-11 which recognizes innovation and excellence demonstrated by service providers who have made a significant contribution to international trade facilitation in India.

Infosys BPO was given the Award for Continuous Innovation in HR Strategy at Work at Asia's Best Employer Brand Awards 2011, and the Award for Supporting and Improving Quality of Education at Asia's Best CSR Practices Awards 2011, which were hosted by the employer branding institute along with the Stars of the Industry Group and the World HRD Congress.

Expansion of services and significant projects

Infosys is sharply focused on spurring growth, innovation and driving efficiency for its clients’ enterprises.

Consulting & System Integration

Infosys continues to transform enterprises through its world-class business consulting model.

We are helping a luxury lifestyle retail major transform and harmonize its product lifecycle business processes across various divisions and brands. Through this program we will create a next-generation design, product development and raw material management platform, increasing collaboration and reducing costs.

A major international bank selected us as its end-to-end partner for the development and deployment of a global customer platform across 140 countries, to identify and profile its customer relationships across business units and geographies. The bank has also engaged us as a partner in the development of an enterprise-wide data warehouse to ensure consistent disclosures and reporting.

A global wireless device major partnered with us for the design and development of its next generation automotive range wireless chipsets and support for its go-to-market initiatives in emerging regions.

For a global semiconductor major, we are developing a next generation Graphic Processor Unit (GPU) targeted at the smartphone, tablet and netbook markets, involving highly complex Very Large Scale Integration (VLSI) chip design.

Business IT Services

We are committed to delivering measurable additional business value by effectively optimizing our clients’ operations.

A global food and beverage major has partnered with us to provide application support and maintenance for 400 legacy applications spanning across all business functions, over a period of three years to drive enterprise optimization.

A group of investment management companies chose to partner with us to establish enterprise-wide Consistent Quality Management (CQM) practices. This program will focus on improving predictability and efficiency of delivering large business transformation initiatives.

A large European energy company chose Infosys as the partner for its B2C retail applications portfolio. Through a three year engagement, we will transform the client’s portfolio across consulting, innovation, corporate learning and quality services.

We helped standardize, streamline and improve business processes for a leading producer and distributor of system components for electronics, by establishing standards for global design to be used for roll-outs across the client’s future facilities.

Infosys BPO

Infosys BPO has seen traction in the insurance sector this quarter. An international general insurance major engaged us to build an Insurance Centre of Excellence (CoE) to increase agility, increase cost savings, access to skills and create sustainable service.

A leading life insurance and annuity company selected us to migrate policies from its existing platform to Infosys VPAS® (Variable Product Administration Systems). This was the first win for this platform outside the U.S. Another life insurance and annuity company selected us for migration of certain legacy insurance platforms to a single VPAS® platform to bring efficiencies of operation and infrastructure.

We were selected by a leading retailer in the United Kingdom to outsource its customer service functions to our operations in the Philippines.

Products, Platforms & Solutions

Finacle™

Finacle™ from Infosys has been positioned as a leader in the Gartner Magic Quadrant for International Retail Core Banking (IRCB) 2011. Gartner Inc. positioned vendors based on two broad parameters - ability to execute and completeness of vision. Finacle™ was positioned as a leader in the market among the 20 vendors evaluated.

Finacle™ continued its business momentum, adding 17 wins this quarter. Of these, two were from Europe, Middle East and Africa (EMEA) and 15 were from the Asia-Pacific (APAC) region. 12 client projects went live on Finacle™ in the quarter. Of these, seven went live in APAC, four in EMEA and one in the Americas.

Bank Administration Institute (BAI) and Finacle™ launched the first ever 2011 BAI – Finacle™ Global Banking Innovation Awards, which will recognize and support innovation in the retail banking industry. The awards will highlight best-in-class organizations from around the world that have demonstrated breakthrough innovations which have positively impacted customer and organizational profitability.

Infosys also joined leading global banks and industry players in the Banking Industry Architecture Network (BIAN) this quarter. With our significant expertise in banking, addressing universal banking product requirements as well as interoperability and Service-Oriented Architecture (SOA) based integration aspects, Infosys will help accelerate development and adoption of the BIAN standards.

Infosys Edge™- Business Platforms in the Cloud

Infosys unveiled Infosys Edge™ suite of business platforms in the Cloud this quarter. Infosys Edge™ platforms are focused on accelerating business innovation for clients across functions. These platforms are powered by best-in-class domain expertise, intellectual property and delivered over the Cloud.

This quarter Infosys Edge™ signed ten strategic deals. Of these, four were from EMEA, four were from Americas and two were from the APAC region.

A large U.S. high-tech manufacturing company has selected us to build a next generation employee collaboration platform to increase workforce productivity, enable co-creation and drive innovation across different departments. Infosys is driving the digital transformation initiative for a global pharmaceutical company. This initiative will allow employees across businesses and geographies to create, share, and re-use digital content. The platform will also enable the client to drive customer demand and engagement.

Cloud

Infosys continues to see strong momentum with its Cloud practice having delivered over 125 engagements till date. We continue to strengthen our Cloud ecosystem, with over 30 partners delivering a trusted system for our clients.

A large hi-tech client has selected Infosys to develop a Cloud-based monitoring solution, using technologies such as Hadoop and Exadata, to manage and meter its enterprise infrastructure. We are working with a large railroad client in North America on its strategy to move mainframe-based legacy applications to the Cloud. A leading healthcare provider has selected Infosys as a partner to migrate its existing workload to Microsoft Office 365 as its primary messaging and collaboration platform. This provides the client productivity improvement and high asset optimization. For a large financial services major, we defined a technology modernization roadmap to migrate its mainframe-based loyalty platform to the Cloud.

Mobility

Infosys’ Mobility practice has been seeing strong growth. The practice is helping clients leverage the potential of mobility, and has completed over 100 enterprise implementations for more than 50 clients.

We have developed an innovative tablet based solution for a leading North American retailer, for store associates to enhance the shopping experience of its customers. A large U.S. retailer partnered us to optimize mobile quality assurance to bring in substantial scalability and cost-reduction. A leading European mobile network operator has engaged us to transform and automate its sales process with an accelerated real-time mobile-based solution. We are developing an innovative tablet-based credit card management solution for a leading financial services company. We are defining and executing a mobility roadmap for a major management consulting firm by establishing a dedicated mobility technology center.

India Business Unit

Infosys continues to see success with the Income Tax Department’s Centralized Processing Center (CPC) which has processed over 1.2 crore Income Tax Returns (ITRs) since its launch.

Infosys has won a project to develop and implement a comprehensive Information and Communications Technology (ICT) system to increase the efficiency and effectiveness of the Income Tax Department in processing, accounting and reconciliation of the Tax Deducted at Source (TDS) statements filed by deductors.

Process Innovation

During the quarter, Infosys applied for 48 patent applications in India and the U.S. With this, Infosys has an aggregate of 424 patent applications (pending) in India and the U.S., and has been granted 30 patents by the United States Patent and Trademark Office.

Liquidity

As on September 30, 2011, cash and cash equivalents, including investments in available-for-sale financial assets and certificates of deposits was 18,601 crore (17,388 crore as on September 30, 2010).

“The global currency market continues to remain highly volatile on the back of weak economic recovery in most of the developed markets,” said V. Balakrishnan, Member of the Board and Chief Financial Officer. “Our continued focus on adding measurable value to clients, coupled with our flexible financial model will enable us to make the right investments without compromising on high-quality growth.”

About Infosys Ltd

Many of the world’s most successful organizations rely on the 1,42,000 people of Infosys to deliver measurable business value. Infosys provides business consulting, technology, engineering and outsourcing services to help clients in over 30 countries build tomorrow’s enterprise.

For more information about Infosys (NASDAQ: INFY), visit www.infosys.com

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2011 and on Form 6-K for the quarter ended June 30, 2011.These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Avishek Lath, India +91 (80) 4116 7744 Avishek_Lath@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 Sandeep_Mahindroo@infosys.com

Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 4998 Sarah_Gideon@infosys.com	Ted Bockius, USA + 1 (832) 746 4561 Ted_Bockius@infosys.com

Infosys Limited and subsidiaries

Consolidated Balance Sheets as of
(In crore except share data)
	September 30, 2011	March 31, 2011
ASSETS
Current assets
Cash and cash equivalents	18,535	16,666
Available-for-sale financial assets	41	21
Investment in certificates of deposit	25	123
Trade receivables	5,433	4,653
Unbilled revenue	1,463	1,243
Derivative financial instruments	–	66
Prepayments and other current assets	998	917
Total current assets	26,495	23,689
Non-current assets
Property, plant and equipment	5,024	4,844
Goodwill	836	825
Intangible assets	119	48
Available-for-sale financial assets	12	23
Deferred income tax assets	406	378
Income tax assets	1,035	993
Other non-current assets	590	463
Total non-current assets	8,022	7,574
Total assets	34,517	31,263
LIABILITIES AND EQUITY
Current liabilities
Trade payables	24	44
Derivative financial instruments	175	–
Current income tax liabilities	1,127	817
Client deposits	12	22
Unearned revenue	592	518
Employee benefit obligations	123	140
Provisions	100	88
Other current liabilities	2,225	2,012
Total current liabilities	4,378	3,641
Non-current liabilities
Employee benefit obligations	393	259
Other non-current liabilities	78	60
Total liabilities	4,849	3,960
Equity
Share capital-5 ($0.16) par value 60,00,00,000 equity shares authorized, issued and outstanding 57,13,69,482 and 57,13,17,959, net of 28,33,600 treasury shares each as of September 30, 2011 and March 31, 2011, respectively	286	286
Share premium	3,086	3,082
Retained earnings	26,125	23,826
Other components of equity	171	109
Total equity attributable to equity holders of the company	29,668	27,303
Total liabilities and equity	34,517	31,263

Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income
(In crore except share data)
	Three months ended September 30, 2011	Three months ended September 30, 2010	Six months ended September 30, 2011	Six months ended September 30, 2010
Revenues	8,099	6,947	15,584	13,145
Cost of sales	4,744	3,971	9,321	7,619
Gross profit	3,355	2,976	6,263	5,526
Operating expenses:
Selling and marketing expenses	456	380	854	719
Administrative expenses	618	498	1,176	954
Total operating expenses	1,074	878	2,030	1,673
Operating profit	2,281	2,098	4,233	3,853
Other income	387	267	830	506
Profit before income taxes	2,668	2,365	5,063	4,359
Income tax expense	762	628	1,435	1,134
Net profit	1,906	1,737	3,628	3,225
Other comprehensive income
Fair value changes on available - for-sale financial asset, net of tax effect	(7)	4	(8)	(3)
Exchange differences on translating foreign operations	42	34	70	17
Total other comprehensive income	35	38	62	14
Total comprehensive income	1,941	1,775	3,690	3,239
Profit attributable to:
Owners of the company	1,906	1,737	3,628	3,225
Non-controlling interest	–	–	–	–
	1,906	1,737	3,628	3,225
Total comprehensive income attributable to:
Owners of the company	1,941	1,775	3,690	3,239
Non-controlling interest	–	–	–	–
	1,941	1,775	3,690	3,239
Earnings per equity share
Basic ()	33.36	30.41	63.50	56.47
Diluted ()	33.36	30.40	63.50	56.45
Weighted average equity shares used in computing earnings per equity share
Basic	57,13,59,222	57,11,31,367	57,13,46,361	57,10,83,717
Diluted	57,13,92,924	57,13,58,817	57,13,94,391	57,13,45,695

NOTE:
1. The audited Consolidated Balance sheets & Statement of Comprehensive Income for the three months and six months ended September 30, 2011 has been taken on record at the Board meeting held on October 12, 2011
2. A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com